T3 TRADING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T3 Trading Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

88 Pine Street, 23rd Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Xiaoyan Li	646-346-1700	xiaoyan.li@t3trading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Certified Public Accountants & Associates
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Hendelman _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ ; as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Nadav Sapeika
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02SA6352936
Qualified in New York County
Commission Expires 01/09/2025

Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of **T3 Trading Group LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **T3 Trading Group LLC** as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **T3 Trading Group LLC** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **T3 Trading Group LLC's** management. Our responsibility is to express an opinion on **T3 Trading Group LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **T3 Trading Group LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **T3 Trading Group LLC's** auditor since 2023.

Assurance Dimensions
Margate, Florida
February 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ASSETS

Cash	$	1,900,650
Due from broker		12,209,956
Securities owned, at fair value		11,297,165
Due from related party		720,691
Accounts receivable		131,389
Furniture and equipment (net of accumulated depreciation of $42,174)		5,892
Intangible assets (net of accumulated amortization of $44,779)		85,222
Other assets		184,670
Total assets	$	26,535,635

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	7,560,839
Due to related party		101,640
Accounts payable and accrued expenses		1,293,036
Total liabilities		8,955,515
Members' equity		17,580,120
Total liabilities and members' equity	$	26,535,635

The accompanying notes are an integral part of these financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on October 7, 2019.

The Company engages primarily in proprietary trading of exchange listed equity securities and equity option contracts and securities commission transactions. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii), and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts, to the extent that such deposits exceed the maximum insurance levels of $250,000, they are uninsured.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observable prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost net of accumulated depreciation. Deprecation is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from 5 to 7 years.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the difference between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of its position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The tax years of 2020 to present remain subject to examination by taxing authorities.

Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with provisions of ASC Topic 740 Accounting for Income taxes.

1. Nature of operations and summary of significant accounting policies (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

The Company is primarily engaged in "self-trading" for its owners and is exempt from NYC UBT on the basis of a statutory exemption for an entity that does not otherwise operate a business in New York City, as defined in the UBT law.

Allowance for Credit Loss

The Company accounts for credit losses in accordance with ASC Topic 326, Financial instruments – Credit Losses (ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days pass due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not record an allowance for credit losses at December 31, 2023.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Revenue Streams

The company is approved for engaging in trading securities for own account and acting as broker in securities retail business, so the company earns its revenue substantially from gains and losses from principal trading transactions and commissions and fee from client transactions.

- *Gains and Losses from Principal Trading Transactions*
  Gains and losses included both realized and unrealized gains and losses at fair value, and are related to the Company's principal trading transactions, and securities owned and securities sold, but not yet purchased.

- *Commissions and Fees*
  The Company earns commissions and fees from executing and clearing client transactions through a clearing firm on stocks and options, and commission sharing from other broker-dealers. Commissions and fees are recognized on the day the trade is executed.

Based on the income streams the company believes that 606 has been addressed.

2. Fair value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned:				
Stocks	$ 10,766,850	-	-	$ 10,766,850
Options	530,315	-	-	530,315
Total	$ 11,297,165	-	-	$ 11,297,165
Liabilities (at fair value)				
Securities sold, not yet purchased:				
Stocks	$ 7,298,687	-	-	$ 7,298,687
Options	262,152	-	-	262,152
Total	$ 7,560,839	-	-	$ 7,560,839

As of December 31, 2023 the Company held no Level 2 or Level 3 investments.

3. Due from broker and Due to broker

Due from broker and Due to broker includes cash balances, etc. held with the clearing brokers, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing brokers – Electronic Transaction Clearing, Inc. and ICBC Financial Services LLC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty risk.

Amounts due from clearing brokers and due to clearing brokers at December 31, 2023, consist of the following:

Due from broker:	$ 12,209,956
Due to brokers:	$ 0

4. Securities sold, not yet purchased

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Furniture and Equipment

Furniture and equipment, at cost, consisted of following at December 31, 2023:

Furniture and equipment	$ 48,066
Less: Accumulated depreciation	$(42,174)
Furniture and equipment, net	$ 5,892

6. Intangible Asset

Intangible asset, at cost, consisted of following at December 31, 2023:

Intangible Asset	$ 130,000
Less: Accumulated Amortization	$ (44,778)
Intangible Asset, net	$ 85,222

7. Members' equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns all of the Class A membership interests.

The Manager Member may admit to the Company one or more members. The consent or agreement of all existing members to such admission is not required. Each member may make cash contributions to the Company which are determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A member is T3 Companies, LLC. Class B members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of proprietary traders. Class C members are comprised of proprietary traders.

In accordance with the operating agreement, each Class A, B or C member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. The Company maintains an omnibus account with its broker. Income and loss resulting from the Class B and C members individual trading activity are allocated to the respective capital accounts of the Class B and C members, subject to certain charges for the execution and clearing of trades made by the Class B and C members and interest expense for position held in the Company's omnibus account with its broker. The Class B and C members also share an agreed upon percentage of their gains with the Class A member.

Allocation of profits and losses

Net trading gains or losses are allocated to the respective Class C members' capital accounts. However, losses shall only be allocated to the extent that any such Class C members' capital account is not reduced below zero. Losses in excess of any such Class C members' capital are allocated to the Class B member if the Class C member is associated with a Coordinated Trading Group; if the Class C member is not associated with a Coordinated Trading Group, losses are allocated to the Class A member.

Class B member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B members based on the difference in wholesale processing charges agreed with the Class B members and the aggregate of all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group.

Net income or loss is allocated to Class A members on a pro rata basis, after allocations to B and C Members, based on the Class A members' ownership interest.

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired all of the issued and outstanding Class A limited liability company membership interest of the Company.

8. Commitments and Contingent Liabilities

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2023 or during the year then ended.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees at December 31, 2023 or during the year then ended.

10. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's net capital was $13,060,901, which was $12,960,901 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 10.67% to 1.

11. Related party transactions

The Company has service agreements with affiliates. These agreements contain provisions for services provided to the Company for office space, general and administrative support, and trading software and hardware maintenance. Compensation for these services is included in Contracted Services of $660,000, Salaries and Payroll Taxes of $2,229,793, Rent and Occupancy Costs of $95,283 and Computer and Related Expenses of $323,650 on the Income Statement for the year end December 31, 2023. The Company has a Due to Related Party of $101,640 on the Statement of Financial Condition.

The Company also has one retail customer which is an affiliated entity. The Company's commission income derived from the affiliated entity was $1,137,788 on the income statement for the year ended December 31, 2023, and the receivable of $720,691 was included on the Statement of Financial Condition.

12. Leases

The Company incurs monthly rent expenses via the monthly allocation per the service agreement with T3 Companies LLC.

Since the Company is not listed as a sublessee on any lease agreement, no requirement for a right of use asset is necessary on the Company's financial statements as of December 31, 2023.

If the service agreement were terminated, there would be no obligation from the Company to the lessor for payment of the lease.

13. Special event

The Company was notified by Industrial and Commercial Bank of China Financial Services LLC (ICBC) that they were the victim of a Ransomware attack on November 9, 2023. However, the Company has an additional clearing arrangement for its proprietary trading business with Velocity Clearing, LLC, and was able to successfully move the positions and cash balances from ICBC to Velocity Clearing, LLC.

For the year ended December 31, 2023, the Company did not incur any material financial loss or reputational damage due to this event.

14. Subsequent events

Management has evaluated subsequent events and no events have been identified by management which require disclosure through February 29, 2024.